SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

________________

SCHEDULE 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(b)
(Amendment No. 1)1

PECO II, Inc.

(Name of Issuer)

Common Shares, without par value

(Title of Class of Securities)

705221 10 9

(CUSIP Number)

December 31, 2001

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[_]	Rule 13d-1(b)

[_]	Rule 13d-1(c)

[X]	Rule 13d-1(d)

            1 The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G CUSIP NO. 705221 10 9
1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Matthew P. Smith
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) [_] (b) [_]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 106,500
	6	SHARED VOTING POWER 3,108,427
	7	SOLE DISPOSITIVE POWER 106,500
	8	SHARED DISPOSITIVE POWER 3,108,427
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,214,927
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) [_]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 14.7%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN
SCHEDULE 13G CUSIP NO. 705221 10 9
1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Linda H. Smith
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) [_] (b) [_]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 7,500
	6	SHARED VOTING POWER 3,108,427
	7	SOLE DISPOSITIVE POWER 7,500
	8	SHARED DISPOSITIVE POWER 3,108,427
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,115,927
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) [_]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 14.3%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN
PECO II, INC.
Schedule 13G of Matthew P. Smith and Linda H. Smith
Item 1(a).	Name of Issuer:

PECO II, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

1376 State Route 598, Galion, Ohio 44833

Item 2(a).	Name of Person Filing:

Matthew P. Smith and Linda H. Smith. A Joint Filing Agreement is attached hereto as Exhibit A.

Item 2(b).	Address of Principal Business Office or, if None, Residence:

1376 State Route 598, Galion, Ohio 44833

Item 2(c).	Citizenship:

United States

Item 2(d).	Title of Class of Securities:

Common Shares, without par value

Item 2(e).	CUSIP Number:

705221 10 9

Item 3:	If This Statement is Filed Pursuant to Rules 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

(a)	[_] Broker dealer registered under Section 15 of the Exchange Act;

(b)	[_] Bank as defined in Section 3(a)(6) of the Exchange Act;

(d)	[_] Investment company registered under Section 8 of the Investment Company Act;

(e)	[_] An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	[_] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	[_] A parent holding company or control person in accordance with Rule 13d-1(b)(ii)(G);
(h)	[_]	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i)	[_]	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

(j)	[_]	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4.	Ownership.

(a)	Amount beneficially owned:
	Matthew P. Smith: An aggregate of 3,214,927 Common Shares are beneficially owned. Of this aggregate amount, 1,608,427 Common Shares are held by Mr. Smith and his spouse, Linda H. Smith, as joint tenants, which includes 6,750 and 477 Common Shares issuable to Mr. Smith within 60 days after December 31, 2001 upon the exercise of options granted under the Company’s 1997 Non-Qualified Stock Option Plan and 2000 Performance Plan, respectively; 106,500 Common Shares are held by Mr. and Mrs. Smith’s three children (35,500 Common Shares each), with Mr. Smith serving as custodian; 1,000,000 Common Shares are held by Ashwood I, LLC, with Mr. Smith serving as co-manager with Mrs. Smith of the limited liability company; and 500,000 Common Shares are held by Ashwood II, LLC, with Mr. Smith serving as co-manager with Mrs. Smith of the limited liability company. Mr. Smith has voting and dispositive power of the securities held by the children and the limited liability companies.

	Linda H. Smith: An aggregate of 3,115,927 Common Shares are beneficially owned. Of the aggregate amount, 1,608,427 Common Shares are held by Mrs. Smith and her spouse, Matthew P. Smith, as joint tenants, which includes 6,750 and 477 Common Shares issuable to Mr. Smith within 60 days after December 31, 2001 upon the exercise of options granted under the Company’s 1997 Non-Qualified Stock Option Plan and 2000 Performance Plan, respectively; 7,500 Common Shares are held by Mr. and Mrs. Smith’s three children (2,500 Common Shares each), with Mrs. Smith serving as custodian; 1,000,000 Common Shares are held by Ashwood I, LLC, with Mrs. Smith serving as co-manager with Mr. Smith of the limited liability company; and 500,000 Common Shares are held by Ashwood II, LLC, with Mrs. Smith serving as co-manager with Mr. Smith of the limited liability company. Mrs. Smith has voting and dispositive power of the securities held by the children and the limited liability companies.

(b)	Percentage of class:
	Matthew P. Smith	14.7%
	Linda H. Smith	14.3%

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or direct the vote:

	Matthew P. Smith	106,500
	Linda H. Smith	7,500

(ii)	Shared power to vote or direct the vote:

	Matthew P. Smith	3,108,427
	Linda H. Smith	3,108,427

(iii)	Sole power to dispose or direct the disposition of:

	Matthew P. Smith	106,500
	Linda H. Smith	7,500

(iv)	Shared power to dispose or direct the disposition of:

	Matthew P. Smith	3,108,427
	Linda H. Smith	3,108,427

Item 5.	Ownership of Five Percent or Less of a Class.

Not Applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

In their capacities as custodians for their children and as co-managers of Ashwood I, LLC and Ashwood II, LLC, each of Matthew P. Smith and Linda H. Smith has the power to direct the receipt of dividends from, and the proceeds from the sale of, the securities held by the children and the limited liability companies.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable

Item 8.	Identification and Classification of Members of the Group.

Not Applicable

Item 9.	Notice of Dissolution of Group.

Not Applicable

Item 10.	Certifications.

Not Applicable

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 30, 2002

/s/ Matthew P. Smith

Matthew P. Smith

/s/ Linda H. Smith

Linda H. Smith

Exhibit A

JOINT FILING AGREEMENT

     In accordance with Rule 13d-1(k)(1) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing of a Statement on Schedule 13G (including any and all amendments thereto) (the “Statement”) with respect to the Common Shares, without par value, of PECO II, Inc. beneficially owned by the undersigned, and further agree to the filing of this Agreement as an exhibit thereto. In addition, each party to this Agreement expressly authorizes each other party to this Agreement to file on its behalf any and all amendments to the Statement.

Dated: January 30, 2002

/s/ Matthew P. Smith

Matthew P. Smith

/s/ Linda H. Smith

Linda H. Smith